Exhibit 99.1

WEBUS INTERNATIONAL LIMITED

Extraordinary MEETING RESULTS

On February 27, 2026, Webus International Limited (the “Company”) held its extraordinary general meeting (the “EGM”). Each ordinary share issued and outstanding as of the close of business on the record date was entitled to one (1) vote on each resolution at the EGM. The following are the voting results for the resolutions considered and voted upon at the EGM:

1.	RESOLVED as a special resolution that with immediate effect and subject to the proposed new name conforming with section 30 of the Companies Act (Revised) of the Cayman Islands (the “Act”), the Company change its name from “Webus International Limited微巴国际有限公司” to “Wetour Robotics Limited” (the “Name Change”).

For	Against	Abstain
16,360,691	3,844	0

2.	RESOLVED as an ordinary resolution that the authorised share capital of the Company be immediately increased from US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each to US$100,000 each to US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each (the “Share Capital Increase”).

For	Against	Abstain
16,351,489	13,021	25

3.	RESOLVED as a special resolution that subject to and immediately following the Name Change and the Share Capital Increase being effected, the Company adopt the amended and restated memorandum and articles of association annexed hereto as Annex I in substitution for and to the exclusion of, the Company’s existing amended and restated memorandum and articles of association, to reflect the Name Change and the Share Capital Increase.

For	Against	Abstain
16,351,599	12,686	250

4.	RESOLVED as an ordinary resolution that, subject to the Share Capital Increase, the issuance by the board of directors of the Company (the “Board”) of at least 5,000,000 shares for one or more non-public offerings be approved.

For	Against	Abstain
16,352,070	12,265	200

5.	RESOLVED as an ordinary resolution that:

conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine:

	(a)	the authorized, issued and outstanding shares, par value US$0.0001 of the Company (collectively, the “Shares”) be consolidated and divided by consolidating every Share at a ratio within a range of not less than 1:2 and not greater than 1:100 (the “Share Consolidation”), with the exact ratio to be determined by further action of the Board as may be determined at the appropriate time (the “Effective Time”), if and when implemented, by the Board, in its sole discretion so that all shareholders holding every 2 to 100 Shares (the “Pre-Consolidation Shares”) will hold 1 share of par value ranging from US$0.0002 to US$0.01 each (the “Post-Consolidation Shares”), with such Post-Consolidation Shares having the same rights and being subject to the same restrictions (save for par value) as the Pre-Consolidation Shares as set out in the amended and restated memorandum and articles of association in effect at the time of the Effective Time, and any fractional shares created as a result of the Share Consolidation, to be rounded up to the nearest whole share be approved; In respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board be authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to the shareholders to round up any fractions of shares issued to or registered in the name of such shareholders following or as a result of the Share Consolidation;

	(b)	any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

	(c)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

For	Against	Abstain
16,358,253	6,282	0

6.	RESOLVED as a special resolution that subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the Company’s existing amended and restated memorandum and articles of association, to reflect the Share Consolidation (if and to the extent it is effected).

For	Against	Abstain
16,358,817	5,708	10

Based on the foregoing votes, the shareholders approved all of the resolutions.